================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             AmeriSteel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03071V 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Osvaldo B. Schirmer
                                   Gerdau S.A.
                                Av. Farrapos 1811
             Porto Alegre, Rio Grande Do Sul - Brazil CEP 90220-005

                                 with copies to:
                                  Ross Kaufman
                                Greenberg Traurig
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9380

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

--------------------------------------------------------------------------------

CUSIP No. 03071V 10 9             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gerdau USA Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        9,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               9,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000 shares of Class A Common Stock (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071V 10 9             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gerdau Steel Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        9,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               9,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000 shares of Class A Common Stock (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071V 10 9             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GTL-Trade Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        9,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               9,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000 shares of Class A Common Stock (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071V 10 9             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gerdau S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Federative Republic of Brazil
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        9,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               9,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000 shares of Class A Common Stock (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071V 10 9             SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Metalurgica Gerdau S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Federative Republic of Brazil
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        9,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               9,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000,000 shares of Class A Common Stock (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071V 10 9             SCHEDULE 13D

Item 1. Security and Issuer

            This Statement relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of AmeriSteel Corporation, a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609.

Item 2. Identity and Background

            The name, place of organization and business address of the persons filing this Statement (together, the "Reporting Persons") are:

            1. Gerdau USA Inc., a Delaware corporation ("Gerdau USA"), c/o Gerdau S.A., Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005;

            2. Gerdau Steel Inc., a corporation organized under the laws of Canada ("Gerdau Steel"), Aetna Tower, Suite 3000, Toronto-Dominion Center, Toronto, Ontario M5K 1N2;

            3. GTL-Trade Corp., a corporation organized with limited liability under the laws of the British Virgin Islands ("GTL Trade"), c/o Gerdau S.A., Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005;

            4. Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Gerdau"), Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005; and

            5. Metalurgica Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Metalurgica Gerdau"), Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005.

            Gerdau USA is a holding company that has no active operations or employees and whose only asset is 176 of the 200 issued and outstanding shares of FLS Holdings Inc., a Delaware corporation ("FLS Holdings"). The only asset of FLS Holdings is 9,000,000 shares of Common Stock of the Issuer, approximately 85% of the issued and outstanding shares of Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), Gerdau USA (and each of the other Reporting Persons) has beneficial ownership of such 9,000,000 shares.

            Gerdau Steel is a holding company that has no active operations or employees and whose only asset is all of the outstanding capital stock of Gerdau USA.

            GTL Trade holds 84.18% of the voting stock of Gerdau Steel. GTL Trade supports Gerdau's offshore financial activities and other commercial operations.

CUSIP No. 03071V 10 9             SCHEDULE 13D

            Gerdau owns all of the outstanding capital stock of GTL Trade. Gerdau is a producer of long ordinary and specialty steel through its industrial units located in Brazil and its subsidiaries located in Uruguay, Chile, Argentina, Canada and Argentina, and of steel concrete reinforcing bars, light structural shapes, wire rod and billets through its new subsidiary, the Issuer, in the United States. Gerdau produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces, starting with scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants capable of producing steel starting with iron ore in blast furnaces and through the direct reduction process. Gerdau's products are manufactured with a wide range of specifications intended to satisfy a large spectrum of consuming groups.

            Metalurgica Gerdau and its controlled companies hold 88.4% of the voting capital of Gerdau. Metalurgica Gerdau's principal business is the production and sale of long ordinary steel and specialty steel conducted through its subsidiaries. Subsidiaries of Metalurgica Gerdau also conduct other businesses. Banco Gerdau S.A. functions as a captive finance company for the Gerdau group's steel manufacturing companies, providing credit financing for steel purchasers within Brazil. Comercial Gerdau Ltda. is the retail arm of the Gerdau group with over 60 retail outlets for Gerdau products across Brazil. Seiva S.A. holds the Gerdau group's forestry and cattle interests. Gerval DTVM Ltda. manages the Gerdau group's Brazilian equity market activities, and GTL Trade acts as an export and trade company for the Gerdau group.

            Information relating to the directors and officers of the Reporting Persons is contained in Appendix A hereto and is incorporated herein by reference.

            None of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed in Appendix A has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            On September 27, 1999, Gerdau USA acquired 176 shares of common stock of FLS Holdings from Kyoei Steel Ltd. a Japanese corporation ("Kyoei"), and thereby, along with the other Reporting Persons, became the beneficial owner of 9,000,000 shares of Class B common stock of the Issuer. In accordance with the provisions of the Articles of Incorporation of the Issuer, upon such acquisition each share of Class B common stock automatically converted into a share of Common Stock, and, therefore, the 9,000,000 shares of Class B common stock beneficially owned by the Reporting Persons were converted into 9,000,000 shares of Common Stock. The transaction was consummated pursuant to a Stock Purchase Agreement described in Item 6 (the "Stock Purchase Agreement"). Gerdau USA agreed to pay $261,360,000 for the shares of FLS Holdings, $130,000,000 of which was paid at closing with the remaining

CUSIP No. 03071V 10 9             SCHEDULE 13D

$131,360,000 to be paid in three equal installments on March 17, 2000, September 18, 2000 and March 19, 2001 pursuant to three Promissory Notes described in Item 6 (the "Promissory Notes") supported by three stand-by Letters of Credit described in Item 6 ("the "Letters of Credit"). A copy of the Stock Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Copies of the Promissory Notes are attached hereto as Exhibits B-1, B-2 and B-3 and are incorporated herein by reference. Copies of the Letters of Credit are attached hereto as Exhibits C-1, C-2 and C-3 and are incorporated herein by reference.

            The Reporting Persons acquired a beneficial interest in the Common Stock with a combination of cash on hand and borrowed funds. The borrowed funds were loaned under the Loan Agreement described in Item 6 (the "Loan Agreement") and the Promissory Notes. A copy of the Loan Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

Item 4. Purpose of Transaction.

            The Reporting Persons acquired a beneficial interest in the Common Stock to gain control of the Issuer and to make the Issuer an operating subsidiary of the Reporting Persons.

            In accordance with the provisions of the Articles of Incorporation of the Issuer, upon consummation of the transaction, all shares of Class B common stock of the Issuer automatically were converted into shares of Common Stock. Therefore, there are no longer any holders of record of the Class B common stock of the Issuer and such common stock has become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

            In connection with the acquisition of a beneficial interest in the Common Stock, immediately prior to such acquisition, Koichi Takashima, Akihiko Takashima, Ryutaro Yoshioka and Shuzo Hikita resigned from the Board of Directors of the Issuer. They were replaced by Jorge Gerdau Johannpeter, Germano Gerdau Johannpeter, Andre Bier Johannpeter and Carlos Joao Petry.

            The Reporting Persons reserve the right to exercise any and all of their respective rights and privileges as beneficial securityholders of the Issuer. However, except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any Reporting Person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management of the Issuer,
(iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or a class of securities of the Issuer being delisted from a national securities

CUSIP No. 03071V 10 9             SCHEDULE 13D

exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) any similar action.

Item 5. Interest in Securities of the Issuer.

            (a) and (b). Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act, the Reporting Persons currently have beneficial ownership of 9,000,000 shares of Common Stock of the Issuer. This amount constitutes approximately 85% of the issued and outstanding shares of Common Stock of the Issuer, based upon the total of 10,586,375 issued and outstanding shares as reported in the Form 10-Q of the Issuer most recently filed with the Securities and Exchange Commission for the quarter ended September 30, 1999. The Reporting Persons have the sole power to direct the vote of and sole power to direct the disposition of the 9,000,000 shares of Common Stock. However, pursuant to a Pledge Agreement described in Item 6 (the "Pledge Agreement"), FLS Holdings has agreed that after the occurrence of a Default under such Pledge Agreement, The Toronto-Dominion Bank, as Agent, may exercise all voting and corporate rights with respect to the 7,920,000 shares of Common Stock pledged thereunder (the "Pledged Common Stock"). Also, the Pledge Agreement provides that after the occurrence and during the continuance of a Default thereunder the Agent may sell the Pledged Common Stock. A copy of the Pledge Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

            (c) To the best of the knowledge of the Reporting Persons, except as described in this Item 5, none of the Reporting Persons nor any director or officer of a Reporting Person has effected any transaction in the Common Stock during the past sixty days.

            (d) Any dividend made by the Issuer would be received by its parent corporation, FLS Holdings. No person other than the Reporting Persons have the right to direct the receipt of dividends made to FLS Holdings by the Issuer. However, pursuant to a Shareholders Agreement described in Item 6 (the "Shareholders Agreement"), FLS Holdings has agreed to distribute any dividends made to it by the Issuer on a pro rata basis to Gerdau USA and Kyoei.

            Pursuant to the Pledge Agreement, after the occurrence of a Default under the Pledge Agreement, The Toronto-Dominion Bank, as Agent, may exercise all voting and corporate rights with respect to the Pledged Common Stock (including those with respect to dividends). Also, the Pledge Agreement provides that after the occurrence and during the continuance of a Default thereunder the Agent may sell the Pledged Stock.

            A copy of the Shareholders Agreement is attached hereto as Exhibit F and the Shareholders Agreement and the Pledge Agreement are incorporated herein by reference.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 03071V 10 9             SCHEDULE 13D

            The Reporting Persons and, to the best of the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons, do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer except as indicated in this Item 6.

            Stock Purchase Agreement.

            The Stock Purchase Agreement, dated as of September 27, 1999, by and among Gerdau USA, Gerdau and Kyoei (the "Stock Purchase Agreement") provided for the purchase of 176 of the 200 issued and outstanding shares of FLS Holdings by Gerdau USA from Kyoei. Gerdau USA agreed to pay $261,360,000 for the shares of FLS Holdings, $130,000,000 of which was paid at closing with $131,360,000 to be paid in three equal installments. This transaction was consummated on September 27, 1999. Because FLS Holdings owns 9,000,000 shares of Common Stock, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act, Gerdau USA and the other Reporting Persons are beneficial owners of such 9,000,000 shares. A copy of the Stock Purchase Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

            Promissory Notes.

            Three Promissory Notes, each dated September 27, 1999 (the "Promissory Notes"), were delivered by Gerdau USA to Kyoei in connection with the Stock Purchase Agreement. The Promissory Notes represent the three installments of the purchase price to be paid under the Stock Purchase Agreement after closing. Each Promissory Note is in the principal amount of $43,786,666, and they are payable, respectively, on March 17, 2000, September 18, 2000 and March 19, 2001. Copies of the Promissory Notes are attached hereto as Exhibits B-1, B-2 and B-3 and are incorporated herein by reference.

            Letters of Credit.

            Three stand-by Letters of Credit, each dated September 24, 1999 (the "Letters of Credit"), support the three Promissory Notes. Each was issued by The Chase Manhattan Bank for Gerdau USA in favor of Kyoei in the amount of $43,786,666. Copies of the Letters of Credit are attached hereto as Exhibits C-1, C-2 and C-3 and are incorporated herein by reference.

            Loan Agreement.

            In connection with the purchase of shares of FLS Holdings under the Stock Purchase Agreement, there was entered into an Amended and Restated Loan Agreement dated as of November 8, 1996 as further amended and restated by agreements dated as of December 18, 1998, September 27, 1999 and November 4, 1999 (the "Loan Agreement") among Gerdau Courtice Steel Inc., a corporation continued pursuant to the laws of the Province of Saskatchewan Canada, Gerdau MRM Steel Inc., a corporation continued pursuant to the laws of the Province of Saskatchewan Canada, Gerdau Steel, the Institutions named therein as Lenders and The Toronto-Dominion Bank, as Agent. Amounts were borrowed under the Loan Agreement

CUSIP No. 03071V 10 9             SCHEDULE 13D

to fund, in part, the acquisition of the shares of FLS Holdings by Gerdau USA, which acquisition made the Reporting Persons beneficial owners of the Common Stock. The loan facility consists of a 364 day Revolving Extendible Operating Facility for Cdn.$75million and five year Non-Revolving Reducing Term Facility, both bearing interest at a range of Canadian and U.S. dollar floating rates plus margins. Both facilities are subject to early amortization, depending on the applicable borrowing base calculation (for the Revolving Facility) and cash flow sweep and other factors (in the case of the Term Facility), and to acceleration on terms customary for facilities of this kind. A copy of the Loan Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

            Pledge Agreement.

            As a condition to the making of the loans under the Loan Agreement, there was entered into a Stock Pledge Agreement, dated as of September 27, 1999 (the "Pledge Agreement"), by and between FLS Holdings and The Toronto-Dominion Bank, as Agent. Pursuant to the Pledge Agreement, FLS Holdings pledged to the Agent for the benefit of the Lenders under the Loan Agreement 7,920,000 shares of Common Stock (the "Pledged Common Stock"). The Pledge Agreement provides that after the occurrence of a Default thereunder FLS Holdings will permit the Agent to exercise all voting and corporate rights relating to the Pledged Common Stock. Also, after the occurrence and during the continuance of a Default under the Pledge Agreement the Agent may sell the Pledged Common Stock. A copy of the Pledge Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

            Shareholders Agreement.

            As a condition to closing under the Stock Purchase Agreement, there was entered into a Shareholders Agreement made and entered into September 27, 1999 (the "Shareholders Agreement") by and among Gerdau USA, Kyoei and FLS Holdings. In the Shareholders Agreement FLS Holdings agrees that if it receives a dividend from the Issuer it will make a corresponding dividend on a pro rata basis to Gerdau USA and Kyoei. The Shareholders Agreement also provides that with respect to election of directors of the Issuer, all votes entitled to be cast by FLS Holdings shall be cast to ensure that one nominee of Kyoei is a member of the board of directors of the Issuer for so long as Kyoei holds at least 5% of the issued and outstanding common stock of FLS Holdings. In addition, the Shareholders Agreement provides: (i) for restrictions on transfer of shares of FLS Holdings' common stock by Kyoei and Gerdau USA, (ii) Gerdau USA with a right of first refusal to purchase any shares of FLS Holdings' common stock offered for sale by Kyoei, (iii) Kyoei with a right to require Gerdau USA to purchase all of the shares of FLS Holdings' common stock held by Kyoei and
(iv) Kyoei with certain rights to participate pro rata in any disposition of shares of FLS Holdings' common stock by Gerdau USA. A copy of the Shareholders Agreement is attached hereto as Exhibit F and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

CUSIP No. 03071V 10 9             SCHEDULE 13D

Exhibit A Stock Purchase Agreement, dated as of September 27, 1999, by and among Gerdau USA, Gerdau and Kyoei (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on October 13, 1999 (SEC File Number 001-05210)).

Exhibits B-1, B-2 and B-3 Promissory Notes, each dated September 27, 1999 and in the principal amount of $43,786,666, from Gerdau USA to Kyoei and payable, respectively, on March 17, 2000, September 18, 2000 and March 19, 2001.

Exhibits C-1, C-2 and C-3 Letters of Credit, each dated September 24, 1999, issued by The Chase Manhattan Bank for Gerdau USA in favor of Kyoei in the amount of $43,786,666.

Exhibit D Amended and Restated Loan Agreement dated as of November 8, 1996 as further amended and restated by agreements dated as of December 18, 1998, September 27,1999 and November 4, 1999 among Gerdau Courtice Steel Inc., a corporation continued pursuant to the laws of the Province of Saskatchewan Canada, Gerdau MRM Steel Inc., a corporation continued pursuant to the laws of the Province of Saskatchewan Canada, Gerdau Steel, the Institutions named therein as Lenders and The Toronto-Dominion Bank, as Agent.

Exhibit E Stock Pledge Agreement, dated as of September 27, 1999, by and between FLS Holdings and The Toronto-Dominion Bank, as Agent.

Exhibit F Shareholders Agreement made and entered into September 27, 1999 by and among Gerdau USA, Kyoei and FLS Holdings (incorporated by reference to Exhibit
2.2 of the Issuer's Current Report on Form 8-K filed on October 13, 1999 (SEC File Number 001-05210)).

CUSIP No. 03071V 10 9             SCHEDULE 13D

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         Dated November 30, 1999


                                         Metalurgica Gerdau S.A.

                                             /s/ Jorge Gerdau Johannpeter
                                         ---------------------------------------
                                         Name: Jorge Gerdau Johannpeter
                                         Title: President


                                         Gerdau S.A.

                                            /s/ Osvaldo Burgos Schirmer
                                         ---------------------------------------
                                         Name: Osvaldo Burgos Schirmer
                                         Title Financial Director


                                         GTL-Trade Corp.

                                            /s/ Osvaldo Burgos Schirmer
                                         ---------------------------------------
                                         Name: Osvaldo Burgos Schirmer
                                         Title: Financial Director


                                         Gerdau Steel Inc.

                                            /s/ Jorge Gerdau Johannpeter
                                         ---------------------------------------
                                         Name: Jorge Gerdau Johannpeter
                                         Title: President


                                         Gerdau USA Inc.

                                            /s/ Jorge Gerdau Johannpeter
                                         ---------------------------------------
                                         Name: Jorge Gerdau Johannpeter
                                         Title: President

                             ANNEX A TO SCHEDULE 13D

Directors and Executive Officers of Gerdau USA Inc. Set forth below are the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Gerdau USA Inc. Unless otherwise indicated the business address for each person listed below is Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005. Unless otherwise indicated, each such person is a citizen of the Federative Republic of Brazil. Unless otherwise indicated, the occupation set forth opposite each person's name refers to employment with Gerdau S.A.

Name and Business                Principal Occupation or Employment; Citizenship
Address

Jorge Gerdau Johannpeter         Chairman and President

Frederico C. Gerdau Johannpeter  Vice-President

Carlos J. Petry                  Board Member

Osvaldo B. Schirmer              Financial Director

Glen Beeby                       Mr. Beeby is the Financial Vice-
Gerdau Courtice Steel Inc.       President of Gerdau Courtice Steel Inc.
160 Orion Place                  He is a citizen of Canada.
PO Box 1734
Cambridge, ONT M1T 1R9
Canada

Expedito Luz                     Legal Director

Directors and Executive Officers of Gerdau Steel Inc. Set forth below are the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Gerdau Steel Inc. Unless otherwise indicated the business address for each person listed below is Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005. Unless otherwise indicated, each such person is a citizen of the Federative Republic of Brazil. Unless otherwise indicated, the occupation set forth opposite each person's name refers to employment with Gerdau S.A.

Name and Business                Principal Occupation or Employment; Citizenship
Address

Jorge Gerdau Johannpeter         Chairman and President

Frederico C. Gerdau Johannpeter  Vice-President

CUSIP No. 03071V 10 9             SCHEDULE 13D

Klaus Gerdau Johannpeter         Vice-President

Germano H. Gerdau Johannpeter    Vice-President

Andre Beaudry                    Mr. Beaudry is the President of Gerdau Courtice
Gerdau Courtice Steel Inc.       Steel Inc. He is a citizen of Canada.
160 Orion Place
PO Box 1734
Cambridge, ONT M1T 1R9
Canada

Glen Beeby                       Mr. Beeby is the Financial Vice-
Gerdau Courtice Steel Inc.       President of Gerdau Courtice Steel Inc.
160 Orion Place                  He is a citizen of Canada.
PO Box 1734
Cambridge, ONT M1T 1R9
Canada

Gary Leach                       Mr. Leach is the President
Gerdau MRM Steel Inc.            of Gerdau MRM Steel Inc.
PO Box 2500                      He is a citizen of Canada.
Selkirk, MB R1A 2B4
Canada

Brian Flood                      Mr. Flood is a Partner at the firm Tory
Tory Tory Deslauriers &          Tory Deslauriers & Binnington.
Binnington                       He is a citizen of Canada.
3000 Aetna Tower
PO Box 270, Stn.
Toronto Dominion
Toronto, ONT M5K 1N2
Canada

Geoffrey Dyer                    Mr. Dyer is a Partner at the firm of Tory Tory
Deslauriers                      & Binnington. He is a citizen of Canada.
Tory Tory Deslauriers &
Binnington
3000 Aetna Tower
PO Box 270, Stn.
Toronto Dominion
Toronto, ONT M5K 1N2
Canada

Peter Ballantine                 Mr. Ballantine is a Partner at the firm of
Tory Tory Deslauriers &          Tory Tory Deslauriers & Binnington.
Binnington                       He is a citizen of Canada.

CUSIP No. 03071V 10 9             SCHEDULE 13D

3000 Aetna Tower
PO Box 270, Stn.
Toronto Dominion
Toronto, ONT M5K 1N2
Canada

Directors and Executive Officers of GTL Trade Corporation. Set forth below are the name, business address, present principal occupation or employment and citizenship of each director and executive officer of GTL Trade Corporation. Unless otherwise indicated the business address for each person listed below is Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005. Unless otherwise indicated, each such person is a citizen of the Federative Republic of Brazil. Unless otherwise indicated, the occupation set forth opposite each person's name refers to employment with Gerdau S.A.

Name and Business                Principal Occupation or Employment; Citizenship
Address

Jorge Gerdau Johannpeter         Chairman and President

Germano H. Gerdau Johannpeter    Vice-President

Klaus Gerdau Johannpeter         Vice-President

Frederico C. Gerdau Johannpeter  Vice-President

Osvaldo Burgos Schirmer          Financial Director

Artur Cesar Brenner Peixoto      Mr. Peixoto is the Holdings Director at
                                 Metalurgica Gerdau.

Geraldo Toffanello               Accounting Director

Luiz Celestino Pedo              Mr. Pedo is the Marketing and Steel Business
                                 Units Director at Metalurgica Gerdau.

Directors and Executive Officers of Gerdau S.A.. Set forth below are the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Gerdau S.A. Unless otherwise indicated the business address for each person listed below is Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005. Unless otherwise indicated, each such person is a citizen of the Federative Republic of Brazil. Unless otherwise indicated, the occupation set forth opposite each person's name refers to employment with Gerdau S.A.

CUSIP No. 03071V 10 9             SCHEDULE 13D

Name and Business                Principal Occupation or Employment; Citizenship
Address

Jorge Gerdau Johannpeter         Chairman and President

Germano H. Gerdau Johannpeter    Vice-President

Klaus Gerdau Johannpeter         Vice-President

Frederico C. Gerdau Johannpeter  Vice-President

Carlos Joao Petry                Board Member

Luiz Celestino Pedo              Board Member

Sirleu Jose Protti               Director of Industrial Units in
                                 the Southern region of Brazil

Tadeu Petterle                   General Supplies Director

Joaquim de Souza Gomes           Metal Supplies Director

Osvaldo Burgos Schirmer          Financial Director

Vilmar Lemos de Barcelos         Director of the Sao Jose dos
                                 Campos Industrial Unit

Domingos Somma                   Director of the Sales and
                                 Distribution Network

Carlos Bier Johannpeter          Director of Gerdau Steel for
                                 Civil Construction Business Unit

Luiz Alberto Morsoletto          Executive Officer of the Gerdau
                                 Divinopolis Industrial Unit

Julio Carlos L. Prato            Director of Industrial Units in
                                 the Northeast region of Brazil

Paulo Roberto P. Ramos           Operations Director of Argentinian Units

Claudio Johannpeter              Executive Officer of Gerdau Acos Finos Piratini
                                 industrial unit

Joaquim Guilherme Bauer          Director of Gerdau Steel for Industry Business
                                 Unit

Francesco Saverio  Merlini       Director of Gerdau Rio de Janeiro Industrial
                                 Unit. Mr. Merlini is has dual citizenship in Brazil and Italy.

Directors and Executive Officers of Metalurgica Gerdau S.A.. Set forth below are the name, business address, present principal occupation or employment and citizenship of each director

CUSIP No. 03071V 10 9             SCHEDULE 13D

and executive officer of Metalurgica Gerdau S.A. Unless otherwise indicated the business address for each person listed below is Av. Farrapos 1811, Porto Alegre, Rio Grande Do Sul, Brazil CEP 90220-005. Unless otherwise indicated, each such person is a citizen of the Federative Republic of Brazil. Unless otherwise indicated, the occupation set forth opposite each person's name refers to employment with Metalurgica Gerdau S.A.

Name and Business                Principal Occupation or Employment; Citizenship
Address

Jorge Gerdau Johannpeter         President

Germano Hugo Gerdau Johannpeter  Executive Vice President

Klaus Gerdau Johannpeter         Executive Vice President

Frederico C. Gerdau Johannpeter  Executive Vice President

Carlos Joao Petry                Business Units (Abroad) Director

Luiz Celestino Pedo              Marketing and Steel Business Units Director

Arthur Cesar Brenner Peixoto     Holdings Director

Joaquim Souza Gomes              Metallic Supplies Director

Tadeu Petterle                   General Supplies Director

Osvaldo Burgos Schirmer          Finance Director

Expedito Luz                     Legal Director

Geraldo Toffanello               Accounting Director

Joao Aparceido de Lima           Human Resources Director

Paulo Roberto Perlot Ramos       Logistics and Transport Director

Antonio Guarangni                Industrial Director

Erico Teodoro Sommer             Engineering Director

Domingos Somma                   Director - Gerdau Steel for Civil Construction

Carlos Bier Johannpeter          Director - Gerdau Steel for Industry

Alfredo Huallen                  Director  - Gerdau Agric./C. Raising Products
                                 and Gerdau Nails

Rudolfo Teodoro Tanscheit        Director - Exports

Paulo F.B. de Vasconsellos       Director - Specialty Steel Products and
                                 Gerdau Metallurgical Products

Ruy Lopes Filho                  Planning Director

Pedro Floriano Hoerde            Director - Reforestation

Salvador Eliass Gimenez Daou     Director - Siderurgica Laisa S.A.
                                 (Uruguay). Mr. Daou is a citizen of
                                 Uruguay.

CUSIP No. 03071V 10 9             SCHEDULE 13D

Paul Kelly                       Director - Gerdau Courtice Steel Inc.(Canada).
                                 Mr. Kelly is a citizen of Canada.

Hermann von Muhlenbrock S.       Director - Siderurgica Aza S.A.(Chile).
                                 Mr. Von Muhlenbrock is a citizen of Chile.

Garry Leach                      Director - Gerdau MRM Steel Inc. (Canada).
                                 Mr. Leach is a citizen of Canada.

Sirleu Jose Protti               Director - Siderurgica Riograndense S.A.

Julio Carlos Lhambi Prato        Director - Companhia Siderurgica da
                                 Guanabara -Cosigua

Carlos Roberto Schroder          Director - Siderurgica Aconorte S.A.
                                 (Simoes Filho)

Rodnei Larini                    Director - Siderurgica Aconorte S.A.

Luiz Alberto Morsoletto          Director - Siderurgica Pains S.A.

CUSIP No. 03071V 10 9             SCHEDULE 13D

EXHIBIT INDEX TO SCHEDULE 13 D

                                                                            Page

Exhibit A Stock Purchase Agreement, dated as of
September 27, 1999, by and among Gerdau USA, Gerdau and
Kyoei (incorporated by reference to Exhibit 2.1 of the
Issuer's Current Report on Form 8-K filed on October 13,
1999 (SEC File Number 001-05210)). ..................................

Exhibits B-1, B-2 and B-3 Promissory Notes, each dated
September 27, 1999 and in the principal amount of
$43,786,666, from Gerdau USA to Kyoei and payable,
respectively, on March 17, 2000, September 18, 2000 and
March 19, 2001 ......................................................

Exhibits C-1, C-2 and C-3 Letters of Credit, each dated
September 24, 1999, issued by The Chase Manhattan Bank
for Gerdau USA in favor of Kyoei in the amount of
$43,786,666 .........................................................

Exhibit D Amended and Restated Loan Agreement dated as
of November 8, 1996 as further amended and restated by
agreements dated as of December 18, 1998, September
27,1999 and November 4, 1999 among Gerdau Courtice Steel
Inc., a corporation continued pursuant to the laws of
the Province of Saskatchewan Canada, Gerdau MRM Steel
Inc., a corporation continued pursuant to the laws of
the Province of Saskatchewan Canada, Gerdau Steel, the
Institutions named therein as Lenders and The
Toronto-Dominion Bank, as Agent .....................................

Exhibit E Stock Pledge Agreement, dated as of September
27, 1999, by and between FLS Holdings and The
Toronto-Dominion Bank, as Agent .....................................

Exhibit F Shareholders Agreement made and entered into
September 27, 1999 by and among Gerdau USA, Kyoei and
FLS Holdings (incorporated by reference to Exhibit 2.2
of the Issuer's Current Report on Form 8-K filed on
October 13, 1999 (SEC File Number 001-05210)). ......................